

Mail Stop 4546

December 15, 2016

Anthony S. Marucci
President and Chief Executive Officer
Celldex Therapeutics, Inc.
Perryville III Building
53 Frontage Road, Suite 220
Hampton, NJ 08827

>    **Re:    Celldex Therapeutics, Inc.**
>    **Registration Statement on Form S-3**
>    **Filed December 2, 2016**
>    **File No. 333-214882**

Dear Mr. Marucci:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.    We note that you filed a Form 8-K on November 29, 2016 disclosing the acquisition of Kolltan Pharmaceuticals, Inc. You indicated in this Form 8-K that the financial statements of the acquired business and pro forma financial information required by Item 9.01(a) and (b) of Form 8-K would be filed by amendment within 71 days. Please note that we will not be in a position to accelerate the effective date of this Form S-3 until you have filed the required financial statements and pro forma financial information. Refer to the Instruction to Item 9.01 of Form 8-K.

Incorporation of Certain Documents by Reference, page 13
Incorporation of Certain Documents by Reference, ATM-13

2.      Please revise these sections to incorporate by reference your Form 10-K filed on
        February 23, 2016.

Exhibit 5.1

3.      Please have counsel revise the legality opinion in order to opine as to the valid issuance
        of the depositary shares.  For guidance, please refer to Part II.B.1.d of Staff Legal
        Bulletin No. 19.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate
time for us to review any amendment prior to the requested effective date of the registration
statement.

        Please contact Irene Paik at (202) 551-6553 or Mary Beth Breslin at (202) 551-3625 with
any other questions.

                                                Sincerely,

                                                /s/ Mary Beth Breslin for

                                                Suzanne Hayes
                                                Assistant Director
                                                Office of Healthcare and Insurance

cc:     Anthony O. Pergola, Esq.
        Lowenstein Sandler LLP